                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                    AROC INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    02932810
                                 (CUSIP NUMBER)

                               F. FOX BENTON, JR.
                                MPAC ENERGY, LLC
                       13101 NORTHWEST FREEWAY, SUITE 320
                              HOUSTON, TEXAS 77040
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 11, 2000
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 02932010

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    MPAC Energy, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MPAC Energy, LLC is a limited liability company formed under the laws of state of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           586,528,916
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    586,528,916
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     586,528,916
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.7%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

(1) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed in the Issuer's (defined in Item 1) Annual Report on Form 10-K for the year ended April 30, 2000.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of AROC Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c)

      MPAC Energy, LLC ("MPAC") is a limited liability company organized under the laws of the State of Texas. MPAC's principal business address and office is located at 3101 Northwest Freeway, Suite 320 Houston, Texas 77040. The principal business of MPAC is engaging in oil and gas related investments. The controlling members of MPAC are EnCap Equity 1996 Limited Partnership ("EnCap 96 LP"), a Texas limited partnership, EnCap Equity 1994 limited partnership ("EnCap 94 LP"), a Texas limited partnership, Energy Capital Investment Company, PLC ("Energy PLC"), a company organized and existing under the laws of England, EF-II Holdings, L.L.C. ("EF-II"), a Texas limited liability company, EnCap Investments L.L.C. ("EnCap Investments"), a Delaware limited liability company, and El Paso Capital Investments, L.L.C. ("El Paso Capital"), a Delaware limited liability company. The sole general partner of EnCap 96 LP and EnCap 94 LP is EnCap Investments. The members of EF-II holdings are EnCap 96 LP and Energy PLC. The sole member of EnCap Investments and El Paso Capital is El Paso Field Services Company ("El Paso Field Services"), a Delaware corporation. The controlling person of El Paso Field Services is El Paso Energy Corporation ("El Paso Energy") Current information concerning the board of managers of MPAC, the officers and directors of Energy PLC, the managing directors of EnCap Investments, the executive officers and directors of El Paso Energy, and the executive officers and directors of El Paso Field Services is set forth on
Schedule 1.

      (d) - (e)

      See Schedule 1.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 11, 2000, each of EnCap 96 LP, EnCap 94 LP, Energy PLC, EF-II, EnCap Investments and El Paso Capital contributed and assigned equity securities in Issuer held by it to MPAC in exchange for a membership interest in MPAC.

ITEM 4.     PURPOSE OF TRANSACTION.

      The reporting person acquired the securities covered by this statement for investment purposes. The reporting person has acquired a controlling interest in the Issuer. Although no agreement has been entered into by the reporting person and the Issuer with respect to board representation, it is nonetheless the intention of the reporting person that representatives of, or persons acceptable to, the reporting person will become a majority of the board of directors within a relatively short period of time.

      The reporting person intends to monitor its investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments in the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

      Given the size of the reporting person's interest in the Issuer and other salient factors, representatives of the reporting person have had discussions with senior management of the Issuer as to whether Issuer should engage in a transaction that would result in the Issuer's Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. On August 16, 2000, Issuer announced that its senior management had proposed to its board of directors that the board consider a transaction to acquire for cash, in an amount to be determined by the board, all of the shares of its common stock held by persons other than Issuer's largest stockholders.

      Except as otherwise set forth above, the reporting person has no present plan or proposal that relates to or that would otherwise result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) MPAC is the beneficial owner of 586,528,916 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, MPAC may be deemed the beneficial owner of approximately 93.7% of the outstanding Common Stock.

            Board of Managers and Controlling Members. Except as otherwise described herein, to the knowledge of the filing person, none of the controlling members or members of the board of managers of MPAC named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b) MPAC has the sole power to vote and direct the vote or to dispose or direct the disposition of 586,528,916 shares of Common Stock.

            Board of Managers and Controlling Members. No controlling member or member of the board of managers of MPAC has the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) On August 11, 2000, F. Fox Benton, Jr. transferred 10,400,000 shares of the Issuer's Convertible Restricted Voting Stock, $0.001 par value per share ("Restricted Stock") to MPAC in exchange for a membership interest in MPAC. F. Fox Benton, Jr.'s wife and children also exchanged an additional 9,600,000 shares of Restricted Stock for a membership interest in MPAC. Except as otherwise described herein or in any Exhibit filed herewith and to the knowledge of each of the filing persons, none of the other persons named in response to paragraph (a) above has effected any transaction in the Common Stock during the past 60 days.

      (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as disclosed in this Schedule 13D or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
Item 2 or between such persons and any other person with respect to the Common Stock deemed to be beneficially owned by the reporting persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There is no material to be filed as Exhibits.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 11, 2000                            MPAC ENERGY, LLC


                                                  By:   /s/ F. Fox Benton, Jr.
                                                       -------------------------
                                                       F. Fox Benton, Jr.
                                                       President

                                   SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the members of the board of managers of MPAC, (ii) the executive officers and directors of Energy PLC, (iii) the managing directors of EnCap Investments, (iv) the directors and executive officers of El Paso Capital, (v) the directors and officers of El Paso Field Services, and (vi) the directors and officers of El Paso Energy, are set forth below:


                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------                 ------             ----------                    ------------
(i) MPAC Energy, LLC


Gary R. Petersen                        Manager          Managing Director          EnCap Investments L.L.C.
1100 Louisiana                     MPAC Energy, LLC      EnCap Investments               1100 Louisiana
Suite 3150                                                    L.L.C.                       Suite 3150
Houston, TX 77002                                                                     Houston, Texas 77002

F. Fox Benton, Jr.                   President and         President and                MPAC Energy, LLC
13101 Northwest Freeway,                Manager        Manager MPAC Energy,    13101 Northwest Freeway, Suite 320
Suite 320                          MPAC Energy, LLC             LLC                   Houston, Texas 77040
Houston, TX 77040

Robert L. Zorich                        Manager          Managing Director          EnCap Investments L.L.C.
1100 Louisiana                     MPAC Energy, LLC      EnCap Investments     1100 Louisiana, Suite 3150
Suite 3150                                                    L.L.C.                  Houston, TX 77002
Houston, TX 77002

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------                 ------             ----------                    ------------
(ii)  Energy Capital Investment Company PLC.


Peter C. Tudball C.B.E.                Director            Non-executive      Energy Capital Investment Company PLC
Casu Investments Ltd.               Energy Capital      Director of various      c/o Aberdeen Asset Management, 1
London House                      Investment Company         companies          Bow Churchyard, Cheapside, London
53-54 Haymarket                           PLC                                           EC4M 9HH, England
London SW1Y 4RP

Leo G. Deschuyteneer              Director of Energy    Executive Director                  Sofina SA
38 Rue de Naples                  Capital Investment       of Sofina SA                 38 Rue de Naples
B-1050                                Company PLC                                            B-1050
Brussels, Belgium                                                                           Brussels

Alan B. Henderson                 Director of Energy    Chairman of Ranger            Ranger Oil (UK) Ltd.
Ranger House                      Capital Investment       Oil (UK) Ltd.                  Ranger House
Walnut Tree Close                     Company PLC                                       Walnut Tree Close
Guildford, Surrey                                                                       Guildford, Surrey
GU1 4HS                                                                                      GU1 4HS

James F. Ladner                   Director of Energy    Executive Director            RP & C International
Gartenstrasse 10                  Capital Investment         of RP & C                  Gartenstrasse 10
CH-8002                               Company PLC          International                     CH-8002
Zurich, Switzerland                                                                    Zurich, Switzerland

Gary R. Petersen                       Director          Managing Director          EnCap Investments L.L.C.
1100 Louisiana                      Energy Capital       EnCap Investments               1100 Louisiana
Suite 3150                        Investment Company          L.L.C.                       Suite 3150
Houston, TX 77002                         PLC                                         Houston, Texas 77002

William W. Vanderfelt                  Director         Managing Partner of               Petercam S.A.
19 Place Sainte-Gudule              Energy Capital         Petercam S.A.             19 Place Sainte-Gudule
B-1000                            Investment Company                                         B-1000
Brussels, Belguim                         PLC                                           Brussels, Belguim

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------                 ------             ----------                    ------------

(iii) EnCap Investments L.L.C.


David B. Miller                    Managing Director     Managing Director          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments         1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                    Houston, TX 77002
Houston, TX 77002

Gary R. Petersen                   Managing Director     Managing Director          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments         1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                    Houston, TX 77002
Houston, TX 77002

D. Martin Phillips                 Managing Director     Managing Director          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments         1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                    Houston, TX 77002
Houston, TX 77002

Robert L. Zorich                   Managing Director     Managing Director          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.            EnCap Investments     EnCap Investments          3811 Turtle Creek Blvd.,
Suite 1080                              L.L.C.                L.L.C.                       Suite 1080
Dallas, TX 75219                                                                       Dallas, Texas 75219

                                                                                    Name, Principal Business Address of
            Name and               Capacity in Which         Principal          Organization in which Principal Occupation
        Business Address                 Serves             Occupation                         is Conducted
        ----------------                 ------             ----------                         ------------

(iv) El Paso Capital Investments, L.L.C.


Clark C. Smith                       President           President of El Paso         El Paso Merchant Energy Group, L.L.C.
1001 Louisiana Street                                Merchant Energy Group, L.L.C.            1001 Louisiana Street
Houston, Texas 77002                                                                          Houston, Texas 77002

Timothy D Bourn                    Vice President      Vice President and Senior      El Paso Merchant Energy Group, L.L.C.
1001 Louisiana Street                and Senior      Managing Director of El Paso             1001 Louisiana Street
Houston, Texas 77002             Managing Director   Merchant Energy Group, L.L.C.            Houston, Texas 77002

Kathleen M. Eisbrenner             Vice President      Vice President and Senior     El Paso Merchant Energy Group, L.L.C.,
1001 Louisiana Street                and Senior      Managing Director of El Paso                    L.L.C.
Houston, Texas 77002             Managing Director   Merchant Energy Group, L.L.C.            1001 Louisiana Street
                                                                                              Houston, Texas 77002

John L. Harrison                   Vice President      Vice President and Senior     El Paso Merchant Energy Group, L.L.C.,
1001 Louisiana Street                and Senior      Managing Director of El Paso                    L.L.C.
Houston, Texas 77002             Managing Director   Merchant Energy Group, L.L.C.            1001 Louisiana Street
                                                                                           Houston, Texas 77002

Larry M. Kellerman                 Vice President      Vice President and Senior      El Paso Merchant Energy Group, L.L.C.
1001 Louisiana Street                and Senior      Managing Director of El Paso             1001 Louisiana Street
Houston, Texas 77002             Managing Director   Merchant Energy Group, L.L.C.             Houston, Texas 7700

Cecilia T. Heilmann               Vice President,      Vice President, Managing       El Paso Merchant Energy Group, L.L.C.
1001 Louisiana Street                 Managing        Director, and Controller of             1001 Louisiana Street
Houston, Texas 77002               Director, and        El Paso Merchant Energy                Houston, Texas 7700
                                     Controller              Group, L.L.C.


                                                                                    Name, Principal Business Address of
            Name and               Capacity in Which         Principal          Organization in which Principal Occupation
        Business Address                 Serves             Occupation                         is Conducted
        ----------------                 ------             ----------                         ------------

(v)El Paso Field Services Company


William A. Wise                 Director and Chairman      Director and Chairman of the        El Paso Energy Corporation
1001 Louisiana Street                of the Board             Board of El Paso Energy             1001 Louisiana Street
Houston, Texas 77002                                                                              Houston, Texas 77002

Robert G. Philips               Director and President     Director and President of El      El Paso Field Services Company
1001 Louisiana Street                                           Paso Field Services               1001 Louisiana Street
Houston, Texas 77002                                                                              Houston, Texas 77002


H. Brent Austin                 Director and Executive     Executive Vice President and        El Paso Energy Corporation
1001 Louisiana Street               Vice President         Chief Financial Officer of El          1001 Louisiana Street
Houston, Texas 77002                                                Paso Energy                   Houston, Texas 77002

Joel Richards III              Executive Vice President   Executive Vice President of El       El Paso Energy Corporation
1001 Louisiana Street                                               Paso Energy                   1001 Louisiana Street
Houston, Texas 77002                                                                              Houston, Texas 77002

Britton White Jr.                   Executive Vice         Executive Vice President and        El Paso Energy Corporation
1001 Louisiana Street               President, Law       General Counsel of El Paso Energy        1001 Louisiana Street
Houston, Texas 77002                                                                              Houston, Texas 77002

Jeffrey I. Beason               Senior Vice President        Senior Vice President and         El Paso Energy Corporation
1001 Louisiana Street               and Controller         Controller of El Paso Energy           1001 Louisiana Street
Houston, Texas 77002                                                                              Houston, Texas 77002

D. Mark Leland                  Senior Vice President     Senior Vice President and Chief    El Paso Field Services Company
1001 Louisiana Street            and Chief Financial       Financial Officer of El Paso           1001 Louisiana Street
Houston, Texas 77002                   Officer                    Field Services                  Houston, Texas 77002

                                                                                     Name, Principal Business Address of
            Name and               Capacity in Which          Principal           Organization in which Principal Occupation
        Business Address                 Serves               Occupation                         is Conducted
        ----------------                 ------               ----------                         ------------

(vi) El Paso Energy Corporation


William A. Wise                    President, Chief      Director, President,             El Paso Energy Corporation
1001 Louisiana Street             Executive Officer,     and Chief Executive                1001 Louisiana Street
Houston, Texas 77002                 and Director         Officer of El Paso                 Houston, Texas 77002
                                                                Energy

H. Brent Austin                     Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                President and       President and Chief                1001 Louisiana Street
Houston, Texas 77002                Chief Financial    Financial Officer of El               Houston, Texas 77002
                                        Officer              Paso Energy

Ralph Eads                          Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                  President        President, Production,              1001 Louisiana Street
Houston, Texas 77002                                   Power, and Gas Group of               Houston, Texas 77002
                                                            El Paso Energy

Joel Richards III                   Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                  President           President, Human                 1001 Louisiana Street
Houston, Texas 77002                                        Resources and                    Houston, Texas 77002
                                                         Administration of El
                                                             Paso Energy

William A. Smith                    Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                  President         President, Business                1001 Louisiana Street
Houston, Texas 77002                                    Development of El Paso               Houston, Texas 77002
                                                                Energy

John W. Somerhalder II              Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                  President         President, Pipeline                1001 Louisiana Street
Houston, Texas 77002                                   Group of El Paso Energy               Houston, Texas 77002

Britton White Jr.                   Executive Vice          Executive Vice                El Paso Energy Corporation
1001 Louisiana Street                President and      President and General               1001 Louisiana Street
Houston, Texas 77002                General Counsel       Counsel of El Paso                 Houston, Texas 77002
                                                                Energy

Jeffrey I. Beason                     Senior Vice       Senior Vice President             El Paso Energy Corporation
1001 Louisiana Street                President and       and Controller of El               1001 Louisiana Street
Houston, Texas 77002                  Controller             Paso Energy                     Houston, Texas 77002

C. Dana Rice                          Senior Vice       Senior Vice President             El Paso Energy Corporation
1001 Louisiana Street                President and       and Treasurer of El                1001 Louisiana Street
Houston, Texas 77002                   Treasurer             Paso Energy                     Houston, Texas 77002

Patricia A. Shelton                 President of El      President of El Paso            El Paso Natural Gas Company
1001 Louisiana Street              Paso Natural Gas      Natural Gas Company                1001 Louisiana Street
Houston, Texas 77002                    Company                                              Houston, Texas 77002

John D. Hushon                      President of El      President of El Paso        El Paso Energy International Company
1001 Louisiana Street                 Paso Energy        Energy International               1001 Louisiana Street
Houston, Texas 77002                 International             Company                       Houston, Texas 77002
                                        Company

Greg G. Jenkins                     President of El      President of El Paso          El Paso Global Networks Company
1001 Louisiana Street                 Paso Global      Global Networks Company              1001 Louisiana Street
Houston, Texas 77002               Networks Company                                          Houston, Texas 77002

Robert G. Phillips                  President of El      President of El Paso           El Paso Field Services Company
1001 Louisiana Street                 Paso Field        Field Services Company              1001 Louisiana Street
Houston, Texas 77002               Services Company                                          Houston, Texas 77002

James C. Yardley                      President,         President, Southern             Southern Natural Gas Company
1001 Louisiana Street              Southern Natural      Natural Gas Company                1001 Louisiana Street
Houston, Texas 77002                  Gas Company                                            Houston, Texas 77002

John B. Holmes, Jr.               President, El Paso      President, El Paso              El Paso Production Company
1001 Louisiana Street             Production Company      Production Company                1001 Louisiana Street
Houston, Texas 77002                                                                         Houston, Texas 77002

Stephen C. Beasley                    President,         President, Tennessee           Tennessee Gas Pipeline Company
1001 Louisiana Street                Tennessee Gas       Gas Pipeline Company               1001 Louisiana Street
Houston, Texas 77002               Pipeline Company                                          Houston, Texas 77002

Byron Allumbaugh                       Director           Retired Chairman,                610 Newport Center Drive
610 Newport Center Drive,                                 Ralphs Grocery Company                   Suite 210
Suite 210                                                                                  Newport Beach, CA 92660
Newport Beach, CA 92660

Juan Carlos Braniff                    Director             Vice Chairman,               Universidad 1200, Col. XOCO
Universidad 1200, Col. XOCO                                Grupo Financiero                 Mexico, D.F.C.P. 03339
Mexico, D.F.C.P. 03339                                         Bancomer

James F. Gibbons                       Director         Professor at Stanford                Stanford University
Stanford University                                      University School of    Paul G. Allen Center for Integrated Systems
Paul G. Allen Center for                                     Engineering                  Room 201 (Mail Stop 4075)
Integrated Systems                                                                            Stanford, CA 94305
Room 201 (Mail Stop 4075)
Stanford, CA 94305

Ronald L. Kuehn, Jr.                Chairman of the     Chairman of the Board             El Paso Energy Corporation
1001 Louisiana Street                    Board            of El Paso Energy                 1001 Louisiana Street
Houston, Texas 77002                                                                         Houston, Texas 77002

Max L. Lukens                          Director          Former President and                    3415 Albans
3415 Albans                                                Chief Executive                   Houston, Texas 77005
Houston, Texas 77005                                    Officer, Baker Hughes
                                                             Incorporated

Ben F. Love                            Director            Investor/Retired                   Chase Bank, Texas
600 Travis, 18th Floor                                 Chairman and CEO, Chase                   Chase Tower
Houston, Texas 77002                                        Bank of Texas                   600 Travis, 18th Floor
                                                                                             Houston, Texas 77002

Kenneth L. Smalley                     Director          Retired President of                 5 Queensview Court
5 Queensview Court                                     Phillips 66 Natural Gas               Dallas, Texas 75225
Dallas, Texas 75225                                            Company

Adrian M. Tocklin                      Director          President and Chief              Tocklin & Associates, Inc.
Tocklin & Associates, Inc.                                Executive Officer,                4961 Bocopa Lane South
4961 Bocopa Lane South                                  Tocklin & Associates,                  #801 Islamorada
#801 Islamorada                                                  Inc.                      St. Petersburg, FL 33715
St. Petersburg, FL 33715

Malcolm Wallop                         Director           Chairman, Western                 Western Strategy Group
Western Strategy Group                                      Strategy Group                    1100 Wilson Blvd.,
1100 Wilson Blvd.,                                                                                Suite 1400
Suite 1400                                                                                   Arlington, VA 22209
Arlington, VA 22209

Joe B. Wyatt                           Director          Chancellor Emeritus,               Vanderbilt University
Vanderbilt University                                   Vanderbilt University                 211 Kirkland Mall
211 Kirkland Mall                                                                            Nashville, TN 37240
Nashville, TN 37240

Selim K. Zilkha                        Director                Investor                       750 Lausanne Road
750 Lausanne Road                                                                           Los Angeles, CA 90077
Los Angeles, CA 90077


(d) None of MPAC, Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, El Paso Capital, EF-II Holdings, El Paso Energy, El Paso Field Services, or any of the individuals identified in this Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of MPAC, Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, El Paso Capital, EF-II Holdings, El Paso Energy, El Paso Field Services, or any of the individuals identified in this Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals identified in this Schedule 1 is a citizen of the United States of America, with the exception of (i) Peter C. Tudball, C.B.E., Alan B. Henderson, and William W. Vanderfelt who are all citizens of the United Kingdom, (ii) Energy PLC which was formed under the laws of the United Kingdom,
(iii) Leo G. Deschuyteneer who is a citizen of Belguim, (iv) James F. Ladner who is a citizen of Switzerland, and (v) Juan Carlos Braniff who is a citizen of Mexico.